TUDOR SECURITIES, LLC

FINANCIAL STATEMENT

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tudor Securities LLC**

OFFICIAL USE ONLY
________________ FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 700
(No. and Street)

Miami	**FL**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Carlos Carreras **347-479-4121**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Assurance Dimensions, Certified Public Accountants and Associates
(Name - if individual, state last, first, middle name)

4920 W. Cypress Street, Suite 102	**Tampa**	**Florida**	**33607**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Carlos Carreras, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Tudor Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

State of Florida County of Pasco
Subscribed and sworn
to before me
this 23rd day of March 2021
Juan Carlos Carreras Provided Argentina Passport

Notary Public Crystal Chillura
Notarized online using audio-video communication

Signature

CEO
Title

CRYSTAL CHILLURA
Notary Public - State of Florida
Commission # HH51131
Expires on October 6, 2024
NOTARY PUBLIC STATE OF FLORIDA

This report* contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TUDOR SECURITIES, LLC

CONTENTS



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Tudor Securities, LLC:**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Tudor Securities, LLC** as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of **Tudor Securities, LLC** as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Tudor Securities, LLC's** management. Our responsibility is to express an opinion on **Tudor Securities, LLC's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Tudor Securities, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Correction of Error

As discussed in Note 8 to the financial statement, the 2019 beginning member's equity have been restated to correct a misstatement.

Assurance Dimensions

We have served as **Tudor Securities, LLC's** auditor since 2018.

Assurance Dimensions
Margate, FL
March 22, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Tudor Securities, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2020

Assets		
Cash	$	42,523
Securities owned, at clearing broker, at fair value		528,968
Securities on deposit, at clearing broker		51,309
Receivable from clearing organization and investment companies		172,761
Prepaid expenses and other assets		5,837
Total assets	$	801,398
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	10,752
Due to related party		66,161
Total liabilities		76,913
Member's equity		724,485
Total liabilities and member's equity	$	801,398

See accompanying notes to the financial statement.

TUDOR SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENT
December 31, 2020

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1. Nature of business

Tudor Securities, LLC (the "Company") was formed as a Limited Liability Company in the state of Florida. The Company was approved as a registered broker-dealer effective February 15, 2018 under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Office Equipment

Office equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture	7 years	Straight-line
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commissions are earned on a trade-date basis on introducing securities trades with the Company's clearing broker.

Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

12-B 1 Fees: 12b-1 fees are recorded as earned based on the net asset values of clients' investments in underlying funds.

TUDOR SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENT
December 31, 2020

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2. Summary of significant accounting policies (Continued)

Revenues (continued)

Riskless principal transaction revenues are primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from a customer or the "Street" and sell them to a customer or the "Street". Revenues earned from riskless principal transactions represent the spread between the buy and sell price of the brokered security. Riskless principal transaction revenues and related expenses are recognized on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the buyer and seller are identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred.

Income Taxes

The Company is a limited liability company and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes,* the Company is required to evaluate each *of* its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2017 through 2020 tax years are open for examination by the federal and state taxing authorities.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Receivables with Clearing Broker/Investment Companies

As of December 31, 2020, the remaining receivable amount due from the clearing organization of $67,160 represents cash maintained by the Company with its clearing broker for net proceeds from trading activities that have not yet been remitted from the clearing organization to the Company. The Company accrued for 12B-1 Fees in the amount of $105,601 and is reflected in the statement of financial condition as of December 31, 2020.

Leases

The Company adheres to the guidance from FASB ASC 842, Leases. The Company was a lessee *in* a noncancellable operating leases, for office space; however, effective May 1, 2020, the lease was modified, and the lease is in the Parent's name, Tudor Enterprise LL, the ("Parent"). The Company had recognized a lease liability and a right of use (ROU) asset as of January 1, 2019, the effective date of ASC 842. The lease liability was initially and subsequently recognized based on the present value of its future lease payments. The discount rate was the implicit rate if it is readily determinable or otherwise the Company used its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease was the rate of interest *it* would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease.

TUDOR SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENT
December 31, 2020

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2. Summary of significant accounting policies (Continued)

Leases (continued)

payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

As a result of changing the lease in the Parent's name on May 1, 2020, the Company does not have a ROU asset and lease obligation. The following table summarizes the lease modification.

Operating lease assets - termination date - May 1, 2020	$11,159
Operating lease liabilities - termination date - May 1, 2020	11,736
Operating lease asset and (liability) - net - termination date May 1, 2020	(577)
Gain on lease termination	577
Operating lease asset and (liability) - net - April 30, 2020	$0

The Company recognized lease expense on a straight-line basis over the term of the operating lease.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

TUDOR SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENT
December 31, 2020

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2. Summary of significant accounting policies (Continued)

Fair Value Measurements (continued)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)	Balance as of 31-Dec-20
Assets owned, at fair value				
Securities	$528,968	$0	$0	$528,968

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

In August 2018, the FASB issued ASU No. 18-13, Fair Value Measurements (Topic 8): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019 and interim periods therein. In adopting this standard in January 1, 2020, there was no impact to the Company's disclosure on fair value measurement.

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $50,000.

4. Off-balance sheet risk and concentrations of credit risk

The Company maintains all of its cash balances at one financial institution. At times, these balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such account.

5. Net capital requirement

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $533,702 which was approximately $433,702 in excess of its minimum requirement of $100,000.

6. Commitments and contingencies

The Company has no obligations as a result of modifying its rental space operating lease and has no commitments and contingencies as of December 31, 2020.

7. Related party transactions

The Company entered into an expense sharing agreement, ("ESA"), on May 1, 2020 with the Parent. Expenses allocated from the Parent to the Company described in the ESA are for rent, guaranteed payments, telephone, data, computer, office, and allocated at a percentage allocation of 75 percent. The Company owed the parent $66,161 as of December 31, 2020 and is reported in the Statement of Financial Condition.

8. GAAP adjustment to 12B-1 revenue

The Company recorded two adjusting journal entries in the current period to retained earnings and to 12B-1 revenue as a result of the discovery of an accounting misstatement that occurred in the December 31, 2019 reporting period. The $104,426 prior-period adjustment is to reflect the accrual of 12B-1 fees that should have been properly accrued for at December 31, 2019 and the $105,601 is to reflect the accrued12B-1 fees for December 2020. In the December 31, 2019 reporting period, the Company was recording 12B-1 revenue on a cash basis which was not in line with GAAP. The adjusting journal entries has no impact on the reported net capital as of December 31, 2019 and December 31, 2020. In addition, the adjusting journal entries are classified as a GAAP adjustment to 12B-1 revenue in the statement of income and GAAP prior-period adjustment to retained earnings in the statement of changes in Member's equity. This event has already been properly disclosed to FINRA with whose coordinator we discussed this matter.

9. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through March 18, 2021 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.
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